FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Report on Form 6-K for the month of March, 2002

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.
(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS
AND CO. “THE LION” ESTABLISHMENT
(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

March 21, 2002	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut: Geoffroy d’Oultremont:	+ 32 (0)2 412 29 48 + 32 (0)2 412 83 21

DELHAIZE GROUP CALLS EXTRAORDINARY SHAREHOLDERS MEETING

BRUSSELS, Belgium, March 21, 2002 – Etablissements Delhaize Frères et Cie “Le Lion” (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announces that its Board of Directors has decided to call its shareholders for an extraordinary general meeting on May 2, 2002. The Board of Directors has also decided to call, in case the legal quorum is not reached at this general meeting, a second extraordinary meeting on May 23, 2002, immediately prior to the annual general meeting.

At these extraordinary general meetings, shareholders will be requested to approve an abridged corporate name (i.e “Delhaize Group”), to renew and amend the authorizations granted to the Board of Directors with respect to authorized capital, the purchase, transfer and pledge of company’s shares as well as to vote on miscellaneous amendments of less importance to the Articles of Association.

This communication does not replace the official notices to the meetings that will be made according to the law.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer that operated at the end 2001 a sales network of 2,444 stores in ten countries on three continents. In 2001, Delhaize Group posted EUR 21.4 billion in sales and cash earnings of EUR 339.0 million. Delhaize Group employs approximately 147,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

This press release is available in English, French and Dutch. You can also find it on the recently renewed web site http://www.delhaizegroup.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

Date: March 21, 2002	By: /s/ Michael R. Waller Michael R. Waller Senior Vice President

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